Exhibit 99.1

Results of Stantec’s 2020 Annual Meeting of Shareholders

Patricia Galloway Announced as New Director

EDMONTON, Alberta & NEW YORK--(BUSINESS WIRE)--May 7, 2020--Stantec Inc. (“Stantec”) held its annual meeting of shareholders (the “Meeting”) in Edmonton on May 7, 2020. A total of approximately 87,730,573 shares (approximately 78.51% of outstanding common shares) were represented in person or by proxy.

At the Meeting, Patricia Galloway was elected to the board for the first time. Delores Etter and Susan Hartman, two of Stantec’s long-standing incumbent directors, retired from the board as a result of Stantec’s director term limits. Dr. Galloway is chair and former CEO of Pegasus Global Holdings, Inc. Her vast board experience includes roles on the boards of Granite Construction, SCANA Corporation, and The National Science Board of the United States. Dr. Galloway was the first woman president of the American Society of Civil Engineers. She holds a Bachelor of Science in civil engineering from Purdue, a Certificate in Dispute Resolution from the Straus Institute at Pepperdine’s Caruso School of Law, a PhD in Infrastructure Systems Engineering (Civil) from Kochi University of Technology, and an MBA from the New York Institute of Technology.

“I would like to welcome Dr. Galloway to Stantec’s Board of Directors,” said Douglas Ammerman, Chair of Stantec’s Board of Directors. “We look forward to Dr. Galloway’s insights, which are informed by 40 years of engineering and construction consulting experience with a focus on megaprojects, and 30 years’ experience in corporate risk management. I would also like to extend my thanks to Dr. Etter and Ms. Hartman for their service and contribution to Stantec’s Board. On behalf of the board, I wish them both well in their future endeavors.”

The complete voting results from the Meeting are as follows:

1. Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be eight. Each of the eight nominees listed in Stantec’s Management Information Circular dated March 11, 2020 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	86,432,271	99.49	438,996	0.51
Richard C. Bradeen	86,383,698	99.44	487,569	0.56
Shelley A. M. Brown	85,566,395	98.50	1,304,872	1.50
Patricia D. Galloway	86,805,301	99.92	65,966	0.08
Robert J. Gomes	84,880,192	97.71	1,991,075	2.29
Gordon A. Johnston	86,678,394	99.78	192,873	0.22
Donald J. Lowry	86,538,548	99.62	332,719	0.38
Marie-Lucie Morin	86,409,063	99.47	462,204	0.53

2. Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general meeting, and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
83,941,874	95.68	3,788,699	4.32

3. Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 11, 2020, and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
85,374,733	98.28	1,496,533	1.72

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Design with community in mind

Contacts

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Media Contact
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com